Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

Shenzhen, China, April 20, 2021 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announces its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “We have ended a challenging year and achieved the expected operating results with our efforts. 1 In 2020, we actively took initiatives to contain the COVID-19 pandemic and carried out aesthetic medical services on the premise of ensuring the safety of our customers and employees. We insist on meeting our customers' aesthetic medical needs with high-standard medical technology, a strong medical team and high-quality services and building trust with our customers.

Dr. Zhou continued, “In 2021, we will continue to promote the development of aesthetic medical services, strengthen our medical team, and focus on the research and development of aesthetic medical technology to meet the different needs of an expanding customer base. ‘Safety and beauty’ has always been our purpose, and this purpose will continue to lead us in the right direction of aesthetic medical industry. We will continue to leverage the advantages of traditional plastic surgery with our accumulated industry experience for many years, seize the huge opportunities of aesthetic medical at present, and realize the optimization and upgrade of products and services with technology and services as the core. There are still uncertainties about the COVID-19 pandemic, but we have confidence and will do our best to overcome difficulties. We will continue to provide customers with high-quality services, as well as bring long-term value to our shareholders and investors.”

1refer to Note 1 to the Fourth Quarter 2019 and 2020 Unaudited Financial Results

Fourth Quarter 2020 Unaudited Financial Highlights2

•	Total revenue was RMB362.6 million (US$55.6 million), an increase of 52.3% from RMB238.1 million in the fourth quarter of 2019.

•	Gross profit was RMB235.0 million (US$36.0 million), an increase of 44.9% from RMB162.2 million in the fourth quarter of 2019.

•	Gross margin was 64.8%, a decrease of 3.3 percentage points from 68.1% in the fourth quarter of 2019.

•	Loss for the period was RMB81.7 million (US$12.5 million), compared with a loss of RMB60.6 million in the fourth quarter of 2019.

•	EBITDA[1] for the period was a loss of RMB25.9 million (US$4.0 million), an decrease of 26.4% from a loss of RMB35.2 million in the fourth quarter of 2019.

•	Adjusted profit[1] for the period was a loss of RMB28.5 million (US$4.4 million), a decrease of 507.1% from a profit of RMB7.0 million in the fourth quarter of 2019.

•	Adjusted EBITDA[1] for the period was RMB27.3 million (US$4.2 million), a decrease of 14.2% from a profit of RMB31.8 million in the fourth quarter of 2019.

•	Basic loss per share was RMB1.18 (US$0.18), compared with basic loss per share of RMB0.99 in the fourth quarter of 2019. Diluted loss per share was RMB1.18 (US$0.18), compared with diluted loss per share of RMB0.99 in the fourth quarter of 2019.

1 EBITDA, adjusted EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

2 Refer to Note 1 to the Fourth Quarter 2019 and 2020 Unaudited Financial Results

Fiscal Year 2020 Unaudited Financial Highlights2

•	Total revenue was RMB901.6 million (US$138.2 million), an increase of 3.7% from RMB869.1 million in the same period of 2019.

•	Gross profit was RMB544.8 million (US$83.5 million), a decrease of 8.1% from RMB593.1 million in the same period of 2019.

•	Gross margin was 60.4%, a decrease of 7.8 percentage points from 68.2% in the same period of 2019.

•	Loss for the period was RMB246.9 million (US$37.8 million), compared with a profit of RMB138.3 million in the same period of 2019.

•	EBITDA[1] for the period was a loss of RMB123.9 million (US$19.0 million), a decrease of 147.6% from a profit of RMB260.5 million in the same period of 2019.

•	Adjusted profit[1] for the period was a loss of RMB111.0 million (US$17.0 million), a decrease of 260.6% from a profit of RMB69.1 million in the same period of 2019.

•	Adjusted EBITDA[1] for the period was RMB12.0 million (US$1.8 million), a decrease of 93.6% from a profit of RMB187.1 million in the same period of 2019.

•	Basic loss per share was RMB3.61 (US$0.55), compared with basic earnings per share of RMB2.96 in the same period of 2019. Diluted loss per share was RMB3.61 (US$0.55), compared with diluted loss per share of RMB0.78 in the same period of 2019.

1 EBITDA, adjusted EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

2 Refer to Note 1 to the Fourth Quarter 2019 and 2020 Unaudited Financial Results

Fourth Quarter 2019 and 2020 Operational Highlights

	For the Three Months Ended December 31,
	2019		2020 *		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	38,714	46.2%	28,067	37.1%	-27.5%
Repeat Customers	45,131	53.8%	47,610	62.9%	5.5%
Total Active Customers	83,845	100.0%	75,677	100.0%	-9.7%

* Excluding the one-off impact from Hanfei, please refer to Note 1 to the Fourth Quarter 2019 and 2020 Unaudited Financial Results.

•	In the fourth quarter of 2020, repeat customers accounted for 62.9% of the active customer base.
•	The total number of active customers was 75,677, representing a decrease of 9.7% from 83,845 in the fourth quarter of 2019.

Fiscal Year 2019 and 2020 Operational Highlights

	For the Year Ended December 31,
	2019		2020 *		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	117,974	46.2%	95,724	39.5%	-18.9%
Repeat Customers	137,421	53.8%	146,834	60.5%	6.8%
Total Active Customers	255,395	100.0%	242,558	100.0%	-5.0%

* Excluding the one-off impact from Hanfei, please refer to Note 1 to the Fourth Quarter 2019 and 2020 Unaudited Financial Results.

•	In fiscal year 2020, repeat customers accounted for 60.5% of the active customer base.
•	The total number of active customers was 242,558, representing a decrease of 5.0% from 255,395 in the same period of 2019.

Fourth Quarter 2019 and 2020 Unaudited Financial Results

	For the Three Months Ended December 31,
(RMB millions, except per share data and percentages)	2019	20201	% Change
Revenue	238.1	362.6	52.3%
Non-surgical aesthetic medical services	143.7	183.8	27.9%
Minimally invasive aesthetic treatments	68.9	95.3	38.3%
Energy-based treatments	74.8	88.5	18.3%
Surgical aesthetic medical services	80.9	161.7	99.9%
General healthcare services and other aesthetic medical services	13.5	17.1	26.7%
Gross profit	162.2	235.0	44.9%
Gross margin	68.1%	64.8%	-3.3	pp2
Profit/(loss) for the period	(60.6)	(81.7)	-34.8%
Profit/(loss) margin	-25.5%	-22.5%	3.0	pp2
EBITDA[3]	(35.2)	(25.9)	26.4%
Adjusted EBITDA[3]	31.8	27.3	-14.2%
Adjusted EBITDA margin	13.4%	7.5%	-5.9	pp2
Adjusted profit[3]	7.0	(28.5)	-507.1%
Adjusted profit margin	2.9%	-7.9%	-10.8	pp2
Basic profit/(loss) per share	(0.99)	(1.18)	-19.2%
Diluted profit/(loss) per share	(0.99)	(1.18)	-19.2%

Notes:

1 The Company entered into an agreement to purchase a 51% equity interest of Guangdong Hanfei Investment Management Co., Ltd. (“Hanfei”) on July 14, 2020 but subsequently entered into an agreement to dispose of the 51% equity interest of Hanfei on December 25, 2020. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period. As the Company obtained control over Hanfei from August 4, 2020 to December 25, 2020, the Company consolidated the results of Hanfei during such period. For purpose of comparability in the analysis of the unaudited financial results, the information provided below excluded the impact of the consolidation of Hanfei’s results.

2 pp represents percentage points.

3 Refer to “Non-IFRS Financial Measures” below.

Revenues

Total revenue was RMB362.6 million (US$55.6 million), representing an increase of 52.3% from RMB238.1 million in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, total revenue would have been RMB245.6 million (US$37.6 million), representing an increase of 3.1% from the fourth quarter of 2019, primarily due to an increased demand for services with higher prices, partially offset by a decrease in the total number of customers during the period.

Cost of sales and services rendered

Cost of sales and services rendered was RMB127.6 million (US$19.6 million), representing an increase of 68.1% from RMB75.9 million in the fourth quarter of 2019, primarily due to an increase in the number of surgeries performed by our treatment centers.

Gross profit

As a result of the foregoing, gross profit was RMB235.0 million (US$36.0 million), representing an increase of 44.9% from RMB162.2 million in the fourth quarter of 2019. Gross profit margin was 64.8%, representing a decrease of 3.3 percentage points from 68.1% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit would have been RMB148.6 million (US$22.8 million), representing a decrease of 8.4% from the fourth quarter of 2019, and gross profit margin would have been 60.5%, representing a decrease of 7.6 percentage points from the fourth quarter of 2019, primarily as a result of an increase in discounts we offered to customers to promote sales.

Gross profit of non-surgical aesthetic medical services was RMB118.2 million (US$18.1 million), representing an increase of 23.4% from RMB95.8 million in the fourth quarter of 2019. Gross profit margin was 64.3%, representing a decrease from 66.7% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of non-surgical aesthetic medical services would have been RMB84.0 million (US$12.9 million), representing a decrease of 12.3% from the fourth quarter of 2019, and gross profit margin would have been 61.4%, representing a decrease of 5.3 percentage points from the fourth quarter of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB62.7 million (US$9.6 million), representing an increase 36.3% from RMB46.0 million in the fourth quarter of 2019. Gross profit margin was 65.8%, representing a decrease from 66.8% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of minimally invasive aesthetic treatments would have been RMB39.1 million (US$6.0 million), representing a decrease of 15.0% from the fourth quarter of 2019, and gross profit margin would have been 61.4%, representing a decrease of 5.4 percentage points from the fourth quarter of 2019.

Gross profit of energy-based treatments was RMB55.5 million (US$8.5 million), representing an increase of 11.4% from RMB49.8 million in the fourth quarter of 2019. Gross profit margin was 62.7%, representing a decrease from 66.5% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of energy-based treatments would have been RMB44.9 million (US$6.9 million), representing a decrease of 9.8% from the fourth quarter of 2019, and gross profit margin would have been 61.5%, representing a decrease of 5.0 percentage points from the fourth quarter of 2019.

Gross profit of surgical aesthetic medical services was RMB107.9 million (US$16.5 million), representing an increase of 78.3% from RMB60.5 million in the fourth quarter of 2019. Gross profit margin was 66.7%, representing a decrease from 74.8% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of surgical aesthetic medical services would have been RMB56.5 million (US$8.7 million), representing a decrease of 6.6% from the fourth quarter of 2019, and gross profit margin would have been 60.8%, representing a decrease of 14.0 percentage points from the fourth quarter of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB8.9 million (US$1.4 million), representing an increase of 50.8% from RMB5.9 million in the fourth quarter of 2019. Gross profit margin was 52.0%, representing an increase from 43.7% in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of general healthcare services and other aesthetic medical services would have been RMB8.1 million (US$1.2 million), representing an increase of 37.3% from the fourth quarter of 2019, and gross profit margin would have been 51.3%, representing an increase of 7.6 percentage points from the fourth quarter of 2019.

Selling expenses

Selling expenses were RMB200.1 million (US$30.7 million), representing 55.2% of the Company’s total revenue of the same period, compared to selling expenses of RMB144.3 million in the fourth quarter of 2019, which represented 60.6% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because of the one-off impact from Hanfei. Excluding the impact from the consolidation of Hanfei’s results, selling expenses in the fourth quarter of 2020 would have decreased by 8.7% to RMB131.7 million (US$20.2 million) in the fourth quarter of 2020 from RMB144.3 million (US$22.1 million) in the same period in 2019, primarily due to the reduced price level in marketing expense in relation to the COVID-19 outbreak.

General and administrative expenses

General and administrative expenses were RMB61.8 million (US$9.5 million), representing a decrease of 19.3% from RMB76.6 million in the fourth quarter of 2019. Excluding the impact from the consolidation of Hanfei’s results, general and administrative expenses in the fourth quarter of 2020 decreased by 27.8% to RMB55.3 million (US$8.5 million) in the fourth quarter of 2020 from RMB76.6 million in the same period in 2019, which is primarily due to a decrease in employee benefit expenses.

Impairment of non-current assets

We recognized impairment of non-current assets of RMB33.0 million in the fourth quarter of 2020, representing a significant increase from RMB1.4 million in the fourth quarter of 2019. During the fourth quarter of 2020, the Company decided to strategically focus on treatment centers in east China, south China and southwest China regions and devote much less resources to treatment centers in other regions of China, we performed asset impairment assessment and recognized impairment of goodwill, trade name and property, plant and equipment with respect to certain treatment centers in other regions of China.

Profit/(loss) for the period

As a result of the foregoing, the Company recorded a loss for the fourth quarter of 2020 of RMB81.7 million (US$12.5 million), compared with a loss of RMB60.6 million in the fourth quarter of 2019. Hanfei contributed net profit of RMB4.3 million (US$0.7 million) during the fourth quarter and the loss on disposal of Hanfei was RMB0.8 million (US$0.1 million). Basic loss per share was RMB1.18 (US$0.18), compared with basic loss per share of RMB0.99 in the fourth quarter of 2019. Diluted loss per share was RMB1.18 (US$0.18), compared with diluted loss per share of RMB0.99 in the fourth quarter of 2019.

Certain Non-IFRS items

EBITDA for the fourth quarter of 2020 was a loss of RMB25.9 million (US$4.0 million), representing a decrease of 26.4% from a loss of RMB35.2 million in the fourth quarter of 2019.

Adjusted profit for the fourth quarter of 2020 was a loss of RMB28.5 million (US$4.4 million), representing a decrease of 507.1% from a profit of RMB7.0 million in the fourth quarter of 2019.

Adjusted EBITDA for the fourth quarter of 2020 was RMB27.3 million (US$4.2 million), representing a decrease of 14.2% from a profit of RMB31.8 million in the fourth quarter of 2019.

EBITDA, adjusted EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Fourth Quarter 2019 and 2020 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 62.9% of the Company’s active customer base in the fourth quarter of 2020, without considering the one-off impact from Hanfei.

Number of treatments

Without considering the one-off impact from Hanfei, the Company conducted a total of 193,472 treatments, including 25,194 surgical treatments and 146,435 non-surgical treatments, in the fourth quarter of 2020, representing an increase of 9.9% and 5.4% and an increase of 3.8%, respectively, from 176,052 total treatments, 23,910 surgical treatments and 141,081 non-surgical treatments in the fourth quarter of 2019.

Without considering the one-off impact from Hanfei, the Company conducted a total of 557,218 treatments, including 92,922 surgical treatments and 413,235 non-surgical treatments, in 2020, representing an increase of 3.9% and 2.5% and an increase of 2.2%, respectively, from 536,469 total treatments, 90,658 surgical treatments and 404,316 non-surgical treatments in the same period of 2019.

Fiscal Year 2019 and 2020 Unaudited Financial Results

	For the Year Ended December 31,
(RMB millions, except per share data and percentages)	2019	2020[1]	% Change
Revenue	869.1	901.6	3.7%
Non-surgical aesthetic medical services	489.6	452.7	-7.5%
Minimally invasive aesthetic treatments	224.2	234.6	4.6%
Energy-based treatments	265.4	218.1	-17.8%
Surgical aesthetic medical services	319.2	401.6	25.8%
General healthcare services and other aesthetic medical services	60.3	47.3	-21.6%
Gross profit	593.1	544.8	-8.1%
Gross margin	68.2%	60.4%	-7.8	pp2
Profit/(loss) for the period	138.3	(246.9)	-278.5%
Profit/(loss) margin	15.9%	-27.4%	-43.3	pp2
EBITDA[3]	260.5	(123.9)	-147.6%
Adjusted EBITDA[3]	187.1	12.0	-93.6%
Adjusted EBITDA margin	21.5%	1.3%	-20.2	pp2
Adjusted profit/(loss)[3]	69.1	(111.0)	-260.6%
Adjusted profit/(loss) margin	8.0%	-12.3%	-20.3	pp2
Basic profit/(loss) per share	2.96	(3.61)	-222.0%
Diluted profit/(loss) per share	(0.78)	(3.61)	-362.8%

Notes:

1 See note 1 to Fourth Quarter 2019 and 2020 Unaudited Financial Results

2 pp represents percentage points

3 Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB901.6 million (US$138.2 million), representing an increase of 3.7% from RMB869.1 million in 2019. Excluding the impact from the consolidation of Hanfei’s results, total revenue would have been RMB720.2 million (US$110.4 million), representing a decrease of 17.1% from 2019, primarily due to the impact of the COVID-19 pandemic that caused temporary shutdowns of the treatment centers.

Cost of sales and services rendered

Cost of sales and services rendered was RMB356.8 million (US$54.7million), representing an increase of 29.3% from RMB275.9 million in 2019, primarily due to the one-off impact of RMB50.3 million (US$7.7 million) from Hanfei and our enhanced post-COVID-19 promotional efforts which led to an increased number of treatments rendered, and an increase in amortization and depreciation expenses from increased capital expenditures incurred in connection with the recent acquisition of treatment centers.

Gross profit

As a result of the foregoing, gross profit was RMB544.8 million (US$83.5 million), representing a decrease of 8.1% from RMB593.1 million in 2019, gross profit margin was 60.4%, representing a decrease of 7.8 percentage points from 68.2% in 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit would have been RMB413.8 million (US$63.4 million), gross profit margin would have been 57.5%, representing a decrease of 10.7 percentage points from 2019, primarily due to our enhanced promotional efforts in response to the COVID-19 pandemic that led to decreased revenue per treatment.

Gross profit of non-surgical aesthetic medical services was RMB269.0 million (US$41.2 million), representing a decrease of 23.2% from RMB350.3 million in 2019. Gross profit margin was 59.4%, representing a decrease from 71.5% in 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of non-surgical aesthetic medical services would have been RMB220.6 million (US$33.8 million), representing an decrease of 37.0% from 2019, and gross profit margin would have been 57.5%, representing a decrease of 14.0 percentage points from 2019.

Gross profit of minimally invasive aesthetic treatments was RMB145.8 million (US$22.3 million), a decrease of 5.8% from RMB154.8 million in 2019. Gross profit margin was 62.1%, representing a decrease from 69.0% in 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of minimally invasive aesthetic treatments would have been RMB111.2 million (US$17.0 million), representing an decrease of 28.2% from 2019, and gross profit margin would have been 59.5%, representing a decrease of 9.5 percentage points from 2019.

Gross profit of energy-based treatments was RMB123.2 million (US$18.9 million), representing a decrease of 37.0% from RMB195.5 million in 2019. Gross profit margin was 56.5%, representing a decrease from 73.7% in 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of energy-based treatments would have been RMB109.4 million (US$16.8 million), representing an decrease of 44.0% from 2019, and gross profit margin would have been 55.6%, representing a decrease of 18.1 percentage points from 2019.

Gross profit of surgical aesthetic medical services was RMB253.1 million (US$38.8 million), representing an increase of 19.9% from RMB211.1 million in 2019. Gross profit margin was 63.0%, representing a decrease from 66.1% in 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of surgical aesthetic medical services would have been RMB172.0 million (US$26.4 million), representing an decrease of 18.5% from 2019, and gross profit margin would have been 59.0%, representing a decrease of 7.1 percentage points from 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB22.7 million (US$3.5 million), a decrease of 28.4% from RMB31.7 million in the same period of 2019. Gross profit margin was 48.0%, a decrease from 52.6% in the same period of 2019. Excluding the impact from the consolidation of Hanfei’s results, gross profit of general healthcare services would have been RMB21.2 million (US$3.2 million), representing an decrease of 33.1% from 2019, and gross profit margin would have been 47.3%, representing a decrease of 5.3 percentage points from 2019.

Selling expenses

Selling expenses were RMB510.6 million (US$78.3million), representing 56.6% of the Company’s total revenue of 2020, compared to selling expenses of RMB413.1 million in 2019, which represented 47.5% of the Company’s total revenue of 2019. Selling expenses increased 23.6%, primarily due to a one-off impact of RMB107.7 million (US$16.5 million) from Hanfei. Excluding the impact from the consolidation of Hanfei’s results, selling expenses in 2020 would have decreased by 2.5% to RMB402.9 million (US$61.7 million) in 2020 from RMB413.1 million in 2019, primarily due to a decrease in employee benefit expenses as a result of decreased sales caused by the COVID-19 pandemic, and our decreased spending during the Double Eleven season, a Chinese shopping season.

General and administrative expenses

General and administrative expenses were RMB230.6 million (US$35.3million), representing an increase of 17.5% from RMB196.3 million in 2019. Excluding the impact from the consolidation of Hanfei’s results, general and administrative expenses in 2020 would have increased by 12.1% to RMB220.0 million (US$33.7 million) in 2020 from RMB196.3 million in 2019, primarily due to an increase in the share-based compensation expense.

Impairment of non-current assets

We recognized impairment of non-current assets of RMB33.0 million in 2020, representing a significant increase from RMB1.4 million in 2019. During the fourth quarter of 2020, the Company decided to strategically focus on treatment centers in east China, south China and southwest China regions and devote much less resources to treatment centers in other regions of China, we performed asset impairment assessment and recognized impairment of goodwill, tradename and property, plant and equipment with respect to certain treatment centers in other regions of China.

Profit/(loss) for the period

As a result of the foregoing, the Company recorded a loss of RMB246.9 million (US$37.8 million) for 2020, compared with a profit of RMB138.3 million in 2019. Hanfei contributed net profit of RMB4.0 million (US$0.6 million) during the post-acquisition period and the loss on disposal of Hanfei was RMB0.8 million (US$0.1 million). Basic loss per share was RMB3.61 (US$0.55), compared with basic earnings per share of RMB2.96 in 2019. Diluted loss per share was RMB3.61 (US$0.55), compared with diluted loss per share of RMB0.78 in 2019.

Certain Non-IFRS items

EBITDA for 2020 was a loss of RMB123.9 million (US$19.0 million), representing a decrease of 147.6% from a profit of RMB260.5 million in 2019.

Adjusted profit for fiscal year 2020 was a loss of RMB111.0 million (US$17.0 million), representing a decrease of 260.6% from a profit of RMB69.1 million in the same period of 2019.

Adjusted EBITDA for fiscal year 2020 was RMB12.0 million (US$1.8 million), representing a decrease of 93.6 % from a profit of RMB187.1 million in the same period of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents amounted to RMB44.4 million (US$6.8 million) as of December 31, 2020, compared to RMB154.5 million as of December 31, 2019.

Certain cash flow items

Net cash used in operating activities was RMB0.8 million (US$0.1 million) in 2020, compared to net cash generated from operating activities of RMB86.8 million in 2019.

Net cash used in investing activities was RMB127.4 million (US$19.5 million) in 2020, compared to net cash used RMB114.2 million in 2019.

Net cash generated from financing activities was RMB17.7 million (US$2.7 million) in 2020, compared to net cash generated RMB79.6 million in 2019.

Liquidity and capital resources

The Company had net current liabilities of RMB96 million as of December 31, 2020, which included current borrowings of RMB136 million. The Company had operating loss of RMB247 million and net operating cash outflows of RMB0.8 million for the year then ended December 31, 2020. During the year ended December 31, 2020, the Company completed four acquisitions, which will result in cash outflow of approximately RMB5 million for the settlement of acquisition consideration payable in the next 12 months after the date of this release. During the first quarter of 2020, due to the outbreak of COVID-19, the Company temporarily shut down its aesthetic treatment centers. This caused material and adverse impacts on its revenue and cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. After considering the gradual recovery of business post the COVID-19 outbreak, its expected cash flow from future operations taking into consideration of business growth, funds from bank borrowings and other sources of financing, the Company concluded that it has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operation in the next 12 months, subject to any uncertainty of the development of COVID-19.

2019 and 2020 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 60.5% of the Company’s active customer base in 2020, without considering the one-off impact from Hanfei.

Number of treatments

Without considering the one-off impact from Hanfei, the Company conducted a total of 557,218 treatments, including 92,922 surgical treatments and 413,235 non-surgical treatments, in 2020, representing an increase of 3.9% and 2.5% and an increase of 2.2%, respectively, from 536,469 total treatments, 90,658 surgical treatments and 404,316 non-surgical treatments in the same period of 2019.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.5250 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2020.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gains of derivative financial instruments, fair value gain of exchangeable note liabilities, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, roadshow and marketing expenses incurred for IPO, impairment of non-current assets, loss on disposal of Wuhan Pengai, loss on disposal of subsidiaries, loss on disposal of an associate, donation, and exchange loss.

Adjusted profit represents profit for the period/year, adjusted to exclude fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gains of derivative financial instruments, fair value gain of exchangeable note liabilities, interest expense on convertible note, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, roadshow and marketing expenses incurred for IPO, impairment of non-current assets, loss on disposal of Wuhan Pengai, loss on disposal of subsidiaries, loss on disposal of an associate, donation, and exchange loss.

EBITDA, adjusted EBITDA and adjusted profit are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

Recent Developments

On July 14, 2020, the Company entered into a share purchase agreement to acquire 51% equity interest of Hanfei with its original shareholder. On December 25, 2020, the Company entered into an agreement to dispose of the 51% equity interest of Hanfei with the original shareholder. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period.

On October 13, 2020, the Company announced that its board of directors had approved a share repurchase program, under which the Company was authorized to repurchase in the open market up to US$6.0 million worth of its American depositary shares (“ADSs”) from time to time until October 12, 2021, depending on general market conditions, trading price and other factors, as well as subject to the applicable laws and the Company’s securities trading policy.

As of the date of this release, 45,000 ADSs were repurchased with a total consideration of approximately US$0.3 million.

In October 2020, the Company entered into agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment and Consultancy Ltd. (“Beijing Aomei”) for a consideration of RMB11.5 million. The transaction was completed in January 2021, and Beijing Aomei has become a subsidiary of the Company.

On February 9, 2021, the Company and Forbes China have jointly released the Chinese Aesthetic Treatment Industry White Paper 2020, the first white paper on the aesthetic treatment industry in China.

Business Outlook

As China gradually recovers from the aftermath of the COVID-19 outbreak, the Company has experienced recovery in its business operations. While the duration of the COVID-19 pandemic and its negative impact to market demand and the Company’s business operations still cannot be conclusively and accurately estimated at this time since there is still uncertainty for possible COVID-19 outbreak in the future, subject to any uncertainty of the development of COVID-19, the Company currently expects that its revenue will gradually recover in the first quarter of 2021. Such expectation reflects the current and preliminary view of the Company’s management team based on the information available at the time, and may be subject to changes. The Company will continue to monitor and evaluate the development of the pandemic, and the resulting financial impact on the Company.

Conference Call Information

The Company’s management will hold an earnings conference call on April 20, 2021, at 8:00 am U.S. Eastern Time (5:00 am Pacific Time/ 8:00 pm Beijing Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	April 20, 2021
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 27, 2021. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10153394.

A live and archived webcast of the call will also be available on AIH's website at: https://ir.aihgroup.net/. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	519,323	531,941	81,524
Investment properties	15,373	-	-
Intangible assets	175,417	208,429	31,943
Investments accounted for using the equity method	10,256	8,330	1,277
Prepayments and deposits	42,298	51,850	7,946
Deferred income tax assets	19,774	31,372	4,808
	782,441	831,922	127,498

Current assets
Inventories	26,120	33,336	5,109
Trade receivables	9,705	14,324	2,195
Other receivables, deposits and prepayments	71,278	98,715	15,129
Amounts due from related parties	3,101	6,693	1,026
Restricted bank deposits	-	8,712	1,335
Cash and cash equivalents	154,490	44,384	6,802
	264,694	206,164	31,596
Assets held-for-sale	-	-	-
	264,694	206,164	31,596

Total assets	1,047,135	1,038,086	159,094

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	72
Treasury shares	(41)	(2,023)	(310)
Accumulated losses	(242,232)	(477,905)	(73,242)
Other reserves	789,285	870,355	133,388
	547,481	390,896	59,908
Non-controlling interests	43,117	34,840	5,339
Total equity	590,598	425,736	65,247

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
LIABILITIES
Non-current liabilities
Borrowings	12,917	75,931	11,637
Lease liabilities	165,615	178,983	27,430
Convertible redeemable preferred shares	-	-	-
Convertible note	-	34,190	5,240
Exchangeable note liabilities	-	-	-
Derivative financial instrument	-	-	-
Deferred income tax liabilities	12,703	13,377	2,050
Contingent consideration payable	-	8,181	1,254
	191,235	310,662	47,611

Current liabilities
Trade payables	17,017	33,654	5,158
Accruals, other payables and provisions	58,439	68,783	10,542
Contingent consideration and consideration payable	-	4,512	691
Amounts due to related parties	626	1,224	188
Contract liabilities	5,542	8,639	1,324
Borrowings	127,470	135,814	20,814
Lease liabilities	36,266	35,868	5,497
Current income tax liabilities	19,942	13,194	2,022
	265,302	301,688	46,236
Liabilities held-for-sale	-	-	-
	265,302	301,688	46,236

Total liabilities	456,537	612,350	93,847

Total equity and liabilities	1,047,135	1,038,086	159,094

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended 31 December			Twelve months ended 31 December
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenue	238,084	362,573	55,567	869,050	901,573	138,172
Cost of sales and services rendered	(75,859)	(127,606)	(19,556)	(275,948)	(356,796)	(54,681)
Gross profit	162,225	234,967	36,011	593,102	544,777	83,491
Selling expenses	(144,311)	(200,096)	(30,666)	(413,068)	(510,608)	(78,255)
General and administrative expenses	(76,642)	(61,788)	(9,469)	(196,329)	(230,646)	(35,348)
Finance income	102	156	24	388	1,185	182
Finance costs	(5,748)	(10,499)	(1,609)	(24,293)	(29,189)	(4,473)
Other gains/(losses), net	1,624	(1,208)	(185)	18,669	600	92
Fair value gain of convertible redeemable preferred shares	-	-	-	136,656	-	-
Fair value gain/(loss) of convertible note	1,568	(813)	(125)	(5,193)	(1,599)	(245)
Fair value gain of exchangeable note liabilities	-	-	-	45,274	-	-
Fair value gain of derivative financial instrument	-	-	-	301	-	-
Impairment of non-current assets	(1,405)	(32,969)	(5,053)	(1,405)	(32,969)	(5,053)
Share of losses of investments accounted for using the equity method	(307)	(134)	(21)	(1,738)	(1,043)	(160)
(Loss)/profit before income tax	(62,894)	(72,384)	(11,093)	152,364	(259,492)	(39,769)
Income tax expense	2,295	(9,304)	(1,426)	(14,036)	12,587	1,929
(Loss)/profit for the period/year	(60,599)	(81,688)	(12,519)	138,328	(246,905)	(37,840)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	831	(227)	(35)	672	(731)	(112)
Total other comprehensive income/(loss) for the period/year, net of tax	831	(227)	(35)	672	(731)	(112)
Total comprehensive (loss)/income for the period/year	(59,768)	(81,915)	(12,554)	139,000	(247,636)	(37,952)

(Loss)/profit attributable to:
Owners of the Company	(58,418)	(77,910)	(11,940)	136,309	(235,479)	(36,089)
Non-controlling interests	(2,181)	(3,778)	(579)	2,019	(11,426)	(1,751)
(Loss)/profit for the year	(60,599)	(81,688)	(12,519)	138,328	(246,905)	(37,840)

(Loss)/earnings per share for (loss)/profit attributable to owners of the company (in RMB per share)
—Basic	(0.99)	(1.18)	(0.18)	2.96	(3.61)	(0.55)
—Diluted	(0.99)	(1.18)	(0.18)	(0.78)	(3.61)	(0.55)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(57,587)	(78,137)	(11,975)	136,981	(236,210)	(36,201)
Non-controlling interests	(2,181)	(3,778)	(579)	2,019	(11,426)	(1,751)
Total comprehensive (loss)/income for the period/year	(59,768)	(81,915)	(12,554)	139,000	(247,636)	(37,952)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(Loss)/profit before income tax for the period/year	(62,894)	(72,384)	(11,093)	152,364	(259,492)	(39,769)
Adjustments
+ Finance costs	5,748	10,499	1,609	24,293	29,189	4,473
+ Amortisation and depreciation	21,985	35,994	5,516	83,834	106,405	16,308
EBITDA	(35,161)	(25,891)	(3,968)	260,491	(123,898)	(18,988)

- Fair value gains of convertible redeemable preferred shares	-	-	-	(136,656)	-	-
+/- Fair value (gains)/losses of convertible note	(1,568)	813	125	5,193	1,599	245
-Fair value gains of derivative financial instruments	-	-	-	(301)	-	-
-Fair value gains of exchangeable note liabilities	-	-	-	(45,274)	-	-
+ Share-based compensation expense	22,664	15,370	2,356	47,788	78,967	12,102
+ Professional fees	7,710	3,189	488	12,064	18,581	2,847
+ IT-related expenses paid to a related party	520	-	-	3,020	-	-
+ Roadshow and marketing expenses	31,098	-	-	32,220	-	-
+ Impairment of non-current assets	1,405	32,969	5,053	1,405	32,969	5,053
+ Loss on disposal of Wuhan Pengai	-	-	-	2,070	-	-
+ Loss on disposal of subsidiaries	-	802	123	-	1,531	235
+ Loss on disposal of an associate	-	-	-	-	927	142
+ Donation	-	-	-	-	1,330	204
+ Exchange loss	5,123	-	-	5,123	-	-
Adjusted EBITDA	31,791	27,252	4,177	187,143	12,006	1,840

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit	For the Three Months Ended December 31,			For the Twelve Months Ended December 31
	2019	2020	2020	2019	2020	2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(Loss)/profit for the period/year	(60,599)	(81,688)	(12,519)	138,328	(246,905)	(37,840)
Adjustments
- Fair value gains of convertible redeemable preferred shares	-	-	-	(136,656)	-	-
+/- Fair value (gains)/losses of convertible note	(1,568)	813	125	5,193	1,599	245
-Fair value gains of derivative financial instruments	-	-	-	(301)	-	-
-Fair value gains of exchangeable note liabilities	-	-	-	(45,274)	-	-
+ Interest expense on convertible note	661	-	-	4,144	-	-
+ Share-based compensation expense	22,664	15,370	2,356	47,788	78,967	12,102
+ Professional fees	7,710	3,189	488	12,064	18,581	2,847
+ IT-related expenses paid to a related party	-	-	-	3,020	-	-
+ Roadshow and marketing expenses	31,098	-	-	32,220	-	-
+ Impairment of non-current assets	1,405	32,969	5,053	1,405	32,969	5,053
+ Loss on disposal of Wuhan Pengai	-	-	-	2,070	-	-
+ Loss on disposal of subsidiaries	-	802	123	-	1,531	235
+ Loss on disposal of an associate	-	-	-	-	927	142
+ Donation	-	-	-	-	1,330	204
+ Exchange loss	5,123	-	-	5,123	-	-
Adjusted Profit/(loss)	7,014	(28,545)	(4,374)	69,124	(111,001)	(17,012)